Av. Industrial 675 Lima Perú
Apartado 150
T 336 7070
F 336 8331
W www.ferreyros.com.pe

ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

Lima, July 9th, 2004

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

Dear Sirs:

Please find attached the list of our shareholders as of June 30st, had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros S.A.A.

MARIELA GARCIA DE FABBRI
Gerente de División Finanzas

Dlw 7/14

FERREYROS S.A.A. 20040708 15:03:42 GFAC

RELACION DE ACCIONISTAS Pag.

SECU	T/A	N° DOC	NOMBRES	ACCIONES	V.UNIT	PORCEN
1	R	20157036794	IN - CARTADM	30,218,651	1.1000	13.861
2	R	20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	23,515,042	1.1000	10.786
3	R	20170124449	NV -CARTADM	20,054,629	1.1000	9.199
4	X	038013580	HORSESHOE BAY LIMITED	14,091,545	1.1000	6.464
5	R	20143980821	HO - CARTADM	14,016,714	1.1000	6.429
6	R	20142829551	PR - CARTADM	11,097,219	1.1000	5.090
7	E	08191212	MONTERO ARAMBURU EDUARDO	10,725,336	1.1000	4.919
8	R	20111691631	GONDOMAR S.A.	10,669,772	1.1000	4.894
9	*	021009695	ATLANTIC SECURITY BANK	8,569,446	1.1000	3.930
10	R	20136975669	INTERNATIONAL MACHINERY CO. S.A.	8,390,287	1.1000	3.848
11	R	20171049262	INVERSIONES VARESLI S.A.	7,741,030	1.1000	3.550
12	*	027012415	HYBISCUS CAPITAL LTD.	6,638,636	1.1000	3.045
13	R	20137909813	ÑORTENSIA S.A.	6,532,579	1.1000	2.996
14	R	20119821151	INMOBILIARIA 301, S.A.	4,844,720	1.1000	2.222
15	R	20100228352	CORPORACION CERVESUR S.A.A.	4,251,781	1.1000	1.950
16	R	20215376916	BUSLETT S.A.	3,843,917	1.1000	1.763
17	*	021015391	DUCKTOWN HOLDINGS S.A.	2,298,812	1.1000	1.054
18	E	07270871	ALVAREZ CALDERON DE FERREYROS CARMEN	1,696,801	1.1000	0.778
19	E	08243244	MONTERO MUELLE ALFONSO	1,607,739	1.1000	0.737
20	E	09177929	ARRARTE FERREYROS DE VICTORIA	1,410,761	1.1000	0.647
21	R	20100047218	BANCO DE CREDITO DEL PERU	1,404,474	1.1000	0.644
22	E	08231541	MULANOVICH CARMEN BARRIOS DE	1,399,410	1.1000	0.641
23	E	07272496	FERREYROS ASPILLAGA CARLOS	1,116,117	1.1000	0.511
24	E	07277264	ESPINOSA BEDOYA OSCAR	1,101,360	1.1000	0.505